[COMVERGE LETTERHEAD]

Matthew H. Smith
Vice President &
General Counsel

September 21, 2009

Via Federal Express

Daniel Morris

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Comverge, Inc.
Registration Statement on Form S-3
Filed August 17, 2009
File No. 333-161400

Dear Mr. Morris:

Set forth below is the response of Comverge, Inc. to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by correspondence to Michael D. Picchi, Interim President and Chief Executive Officer, dated September 9, 2009, related to that certain registration statement on Form S-3 as filed with the Commission on August 17, 2009.

Comment 1:

Please resolve all comments regarding your request for confidential treatment before requesting acceleration of the effective date of the registration statement.

Response:

We hereby acknowledge our responsibility to resolve all comments regarding our request for confidential treatment previously filed with the Commission prior to requesting acceleration of effectiveness of the effective date of the registration statement.

Please acknowledge the receipt of this response by stamping the enclosed copy of this letter and returning it in the enclosed envelope. If you have any questions concerning this matter, please do not hesitate to call the undersigned at (678) 802-8383 or Steven M. Tyndall, Esq. at (512) 322-2628.

Very truly yours,

/s/ Matthew H. Smith

Matthew H. Smith

Vice President and General Counsel

Enclosures

cc:	Steven M. Tyndall, Esq., Baker Botts LLP